UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 6)*

Adams Golf, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

006228-10-0

(CUSIP number)

Dennis O. Garris Alston & Bird LLP 950 F Street NW Washington, DC 20004-1404 (202) 239-3452

(Name, address and telephone number of person authorized to receive notices and communications)

December 7, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	Page 2 of 7 Pages

(1)	Names of reporting persons SJ Strategic Investments LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,116,923
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,116,923
(11)	Aggregate amount beneficially owned by each reporting person 1,116,923
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 14.3%*
(14)	Type of reporting person (see instructions) OO

*Based on 7,804,664 shares of Common Stock outstanding as of November 8, 2011, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011.

SCHEDULE 13D

CUSIP No.	Page 3 of 7 Pages

(1)	Names of reporting persons John M. Gregory
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 12,273
	(8)	Shared voting power 1,576,573*
	(9)	Sole dispositive power 12,273
	(10)	Shared dispositive power 1,116,923
(11)	Aggregate amount beneficially owned by each reporting person 1,588,846*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 20.4%**
(14)	Type of reporting person (see instructions) IN

*Includes 459,650 shares of Common Stock beneficially owned by Casati for which Casati has granted an irrevocable proxy to John M. Gregory and Joseph R. Gregory pursuant to the Voting Agreement. See Item 4.

**Based on 7,804,664 shares of Common Stock outstanding as of November 8, 2011, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011.

SCHEDULE 13D

CUSIP No.	Page 4 of 7 Pages

(1)	Names of reporting persons Joseph R. Gregory
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,131,946
	(8)	Shared voting power 459,650*
	(9)	Sole dispositive power 1,131,946
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,591,596*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 20.4%**
(14)	Type of reporting person (see instructions) IN

*Includes 459,650 shares of Common Stock beneficially owned by Casati for which Casati has granted an irrevocable proxy to John M. Gregory and Joseph R. Gregory pursuant to the Voting Agreement. See Item 4.

**Based on 7,804,664 shares of Common Stock outstanding as of November 8, 2011, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011.

SCHEDULE 13D

CUSIP No.	Page 5 of 7 Pages

(1)	Names of reporting persons Roland E. Casati
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 459,650*
	(9)	Sole dispositive power 459,650*
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 459,650
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.9%**
(14)	Type of reporting person (see instructions) IN

* Includes 459,650 shares of Common Stock beneficially owned by Casati for which Casati has granted an irrevocable proxy to John M. Gregory and Joseph R. Gregory pursuant to the Voting Agreement. See Item 4.

**Based on 7,804,664 shares of Common Stock outstanding as of November 8, 2011, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011.

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends and supplements the statement on Schedule 13D initially filed on January 30, 2007 (the “Original Filing”), as amended by Amendment No. 1 filed on May 23, 2007, Amendment No. 2 filed on November 6, 2007 and Amendment No. 3 filed on November 30, 2007, with respect to SJ Strategic Investments LLC (“SJSI”), John M. Gregory, Joan P. Gregory, Susan Gregory, James M. Gregory and Joseph R. Gregory (the “Initial Reporting Persons”), Amendment No. 4 filed on November 17, 2011, with respect to the Initial Reporting Persons and Roland E. Casati (“Casati”), and Amendment No. 5 filed on November 29, 2011 by SJSI, John M. Gregory, Joseph P. Gregory and Casati (collectively, the “Reporting Persons”). Information reported in the Original Filing, as amended, remains in effect except to the extent that it is expressly amended, restated or superseded by information contained in this Amendment No. 6. Capitalized terms used and not defined in this Amendment No. 6 have the meanings set forth in the Original Filing, as amended. This Amendment No. 6 is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Reporting Persons.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following information:

On December 7, 2011, SJSI submitted a stockholder proposal, in accordance with Rule 14a-8 under the Exchange Act, to declassify the Board of Directors of the Issuer and to require that all directors elected at or after the 2013 annual meeting stand for election on an annual basis. It is the Reporting Persons’ intention to vote all of the 34.9% of the outstanding shares of common stock of the Issuer owned by them in favor of the proposal.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Date: December 7, 2011

SJ Strategic Investments LLC

By:	/s/ John M. Gregory
John M. Gregory Its: Managing Member

/s/ John M. Gregory
John M. Gregory

/s/Joseph R. Gregory
Joseph R. Gregory

/s/ Roland E. Casati
Roland E. Casati